FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Ref.: SIGNIFICANT EVENT

Dear Sir:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and administrative regulations of the Superintendence of Securities and Insurance Companies, I hereby inform you of the following significant event:

The Board of Directors of the Company, at its meeting held on April 25, 2012, adopted the following policy on routine operations that correspond to the ordinary course of business, which will take effect as of this date, and that allows for transactions with related parties without the compliance requirements and procedures set forth in paragraphs 1 to 7 of Article 147 of Law 18,046:

Policy on Routine Operations

1. Routine operations include financial transactions with related parties that, under a trade account and/or financial loans, are held for the optimization of cash management of the respective companies.

2. Routine operations include related party transactions dealing with power supply contracts at regulated prices or resulting from electricity supply bids.

3. Routine operations include financial or intermediation transactions carried out by the Company in the ordinary course of business with related parties, consisting of commercial banks or their subsidiaries, such as fixed income or equity investments, buy and sell foreign currencies, financial derivatives, swaps, repurchase agreements, fixed-term deposit, credit lines, loan securities, letters of credit, bank guarantee form, standby letters of credit, forward agreements, interest rate hedges, options and futures, transactions related to current accounts of the Company or other routine financial transactions carried out by our Treasury Department.

4. Routine operations include related party transactions related to IT services, infrastructure services, data center, microcomputers, software and hardware, and to data management in general.

5. Routine operations include related party transactions relating to financial management, management and other similar services, comprising among others, accounting, financial reporting, fixed assets, sales and purchases ledger, treasury and banks, taxation advisory, insurance, procurement, internal controls and internal audit.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 630 9000 – Casilla 1392 Correo Central – Fax (56-2) 6353938    (56-2) 6354720 – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 26, 2011